# GenesisAI Corporation

(a Delaware corporation)

**Audited Financial Statements**

Years Ending December 31, 2021 and 2020

# Financial Statements

## GenesisAI Corporation

Table of Contents

## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
GenesisAI Corporation

**Opinion**

We have audited the accompanying financial statements of GenesisAI Corporation (the Company) which comprises the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Substantial Doubt About the Company's Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has net losses and has not yet generated any revenues, which raises substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

**Responsibilities of Management for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

*/s/ Pinnacle Accountancy Group of Utah*

Pinnacle Accountancy Group of Utah
Farmington, Utah
April 11, 2022

**GenesisAI Corporation**
**BALANCE SHEETS**
**December 31, 2021 and December 31, 2020**

|  | Dec 30, 2021 | Dec 31, 2020 |
|---|---|---|
| **ASSETS** | | |
| | | |
| Current Assets: | | |
| Cash & cash equivalents | 1,479,904 | 178,279 |
| Due from shareholders | 67,000 | 67,000 |
| Total Current Assets | 1,546,904 | 245,279 |
| | | |
| Total Assets | 1,546,904 | 245,279 |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| | | |
| Liabilities: | | |
| Accounts payable | 1,531 | 190 |
| PPP Loans | - | 20,832 |
| Total Liabilities | 1,531 | 21,022 |
| | | |
| Stockholders' equity: | | |
| Preferred stock, $0.0001 par value, 50,000,000 designated shares, 3,687,994 and 0 shares issued and outstanding as of December 31, 2021 and 2020, respectively | 369 | - |
| Common stock – Class A, $0.0001 par value, 195,000,000 shares authorized, 17,396,880 and 41,319,540 shares issued and outstanding as of December 31, 2021 and 2020, respectively | 1,740 | 4,132 |
| Common stock – Class B, $0.0001 par value, 32,000,000 shares authorized, 27,080,000 and 0 shares issued and outstanding as of December 31, 2021 and 2020, respectively | 2,708 | - |
| Additional paid-in capital | 6,319,466 | 1,190,209 |
| Accumulated deficit | (4,778,910) | (970,084) |
| Total stockholders' equity | 1,545,373 | 224,257 |
| | | |
| Total liabilities and stockholders' equity | 1,546,904 | 245,279 |

See accompanying notes to the financial statements.

**GenesisAI Corporation**
**STATEMENTS OF OPERATIONS**

|  | 2021 | 2020 |
|---|---|---|
| Revenue | - | - |
| Gross profit | - | - |
| Operating expenses: |  |  |
| Selling, general & administrative costs | 1,004,072 | 448,294 |
| Research & development | 2,825,586 | 276,546 |
| Total operating expenses | **3,829,658** | **724,839** |
| Total operating loss | $ (3,829,658) | $ (724,839) |
| Other Income: |  |  |
| PPP loan forgiveness | 20,832 | - |
| Total other income | **20,832** | **-** |
| Tax provision | **-** | **-** |
| Net income (loss) | **(3,808,826)** | **(724,839)** |
| Basic and diluted loss per share | $ (0.09) | $ (0.02) |
| Weighted Average Number of Shares Outstanding | 43,891,537 | 40,071,025 |

See accompanying notes to the financial statements.

# GenesisAI Corporation
## Statement of Stockholders' Equity
## For the Years Ended December 31, 2021 and 2020

| | Preferred Stock | | Class A Common Stock | | Class B Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Shares | Amount | | | |
| **Balance, December 31, 2019** | - | $ - | 40,102,300 | $ 4,010 | - | $ - | $ 278,865 | $ (245,245) | $ 37,630 |
| Sale of SAFEs | - | - | - | - | - | - | 625,390 | - | 625,390 |
| Sale of common stock | - | - | 1,217,240 | 122 | - | - | 285,954 | - | 286,076 |
| Net loss | - | - | - | - | - | - | - | (724,839) | (724,839) |
| **Balance, December 31, 2020** | - | $ - | 41,319,540 | $ 4,132 | - | $ - | $ 1,190,209 | $ (970,084) | $ 224,257 |
| Conversion of SAFEs to preferred stock | 3,687,994 | 369 | - | - | - | - | (369) | - | - |
| Cancellation and conversion of common stock Class A to common stock Class B | - | - | (27,080,000) | (2,708) | 27,080,000 | 2,708 | - | - | - |
| Cancellation of Class A common stock | - | - | (2,418,000) | (242) | - | - | 242 | - | - |
| Sale of Class A common stock | - | - | 5,335,340 | 534 | - | - | 3,331,185 | - | 3,331,719 |
| Issuance of Class A common stock for services | - | - | 240,000 | 24 | - | - | 226,706 | - | 226,730 |
| Stock option expense | - | - | - | - | - | - | 1,571,493 | - | 1,571,493 |
| Net loss | - | - | - | - | - | - | - | (3,808,826) | (3,808,826) |
| **Balance, December 31, 2021** | 3,687,994 | $ 369 | 17,396,880 | $ 1,740 | 27,080,000 | $ 2,708 | $ 6,319,466 | $ (4,778,910) | $ 1,545,373 |

See accompanying notes to the financial statements.

**GenesisAI Corporation**
**STATEMENTS OF CASH FLOWS**

|  | 2021 | 2020 |
|---|---|---|
| **Cash flows from operations** | | |
| Net loss | $ **(3,808,826)** | $ **(724,839)** |
| Adjustments to reconcile net loss to net cash used in operating activities | | |
| Stock options | 1,571,493 | **-** |
| Stock for services | 226,730 | - |
| PPP loan forgiveness | (20,832) | - |
| Change in operating assets and liabilities: | | |
| Increase/Decrease in Accounts Payable/Receivable | 1,341 | (38,038) |
| **Net cash provided by Operating Activities** | **(2,030,094)** | **(762,877)** |
| **Cash flows from financing activities** | | |
| Proceeds from the issuance of SAFEs | - | 525,390 |
| Proceeds from the issuance of Common Stock | 3,331,719 | 286,076 |
| **Net cash provided from financing activities** | 3,331,719 | **911,466** |
| **Net increase (decrease) in cash and cash equivalents** | **1,301,625** | **148,589** |
| Beginning of year - Cash | 178,279 | 29,694 |
| End of year - Cash | $ 1,479,904 | $ 178,279 |

See accompanying notes to the financial statements.

**GENESISAI CORPORATION**
Notes to the Financial Statements
For the Years Ended
December 31, 2021 and December 31, 2020

**NOTE 1- NATURE OF OPERATIONS**

GenesisAI Corporation ("GenesisAI", the "Company", or "we") was formed as a Delaware corporation on July 3, 2018. The Company's headquarters are in Florida.

The Company develops and markets an online marketplace for artificial intelligence solutions and products.

**NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

*Basis of Presentation*

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

*Significant Risks and Uncertainties*

The Company has a limited operating history. Its business and operations are subject to customary risks and uncertainties associated with dependence on key personnel, competition or change in consumer taste, and the need to obtain additional financing.

*Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates.

Significant estimates include the values of services provided in exchange for issuance of stock and accrued liabilities. It is reasonably possible that changes in estimates will occur in the near term.

*Cash and Cash Equivalents*

The Company considers all short term, highly liquid investments that are readily convertible, within three months of origination, to known amounts as cash equivalents. As of December 31, 2021 and 2020, the Company had no cash equivalents.

The Company maintains its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

*Fair Value of Financial Instruments*

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the date of these financial statements. The respective carrying value of all financial instruments approximated their fair values. These financial instruments include SAFE notes (see Note 6). Fair values of these items have been determined to approximate their carrying values because the instruments have been outstanding for a *very* short time, and market circumstances have not changed materially since the instruments were originated.

*Income Taxes*

The Company applies ASC 740 "Income Taxes" ("ASC 740" ). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established , when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. The Company has generated a net loss for the years ending December 31, 2021 and December 31, 2020 and has recorded no current income tax provision.

*Stock Based Compensation*

The Company accounts for share-based compensation under the provisions of ASC 718, Compensation-Stock Compensation. Under the fair value recognition provisions, stock-based compensation expense is measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measured. Share-based compensation for all stock-based awards to employees and directors is recognized as an expense over the requisite service period, which is generally the vesting period.

The Company accounts for stock compensation arrangements with non-employees in accordance with Accounting Standard Update (ASU) 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which requires that such equity instruments are recorded at the value on the grant date.

*Advertising Expenses*

The Company expenses advertising costs as they are incurred.

*Selling, General & Administrative Costs*

The primary components of sales, general & administrative costs are advertising, marketing & business development costs. The Company expenses advertising costs as they are incurred.

*Research & Development*

The Company expenses research and development costs as they are incurred. Research and development costs consist primarily of payroll, options expense, personnel costs for engineering, research and product management, prototyping costs, and contract and professional services. Research and developments for the years ending December 31 2021 and 2020 were $2,825,586 and $276,546, respectively.

*Basic Loss per Share*

Basic and diluted loss per share are computed based on the weighted-average common shares and common share equivalents outstanding during the period. Except with respect to certain voting, conversion and transfer rights and as otherwise expressly provided in the Company's Articles of Incorporation or required by applicable law, shares of the Company's Class A common stock and Class B common stock have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. Accordingly, basic and diluted net income (loss) per share are the same for both classes. Common share equivalents consist of stock options and restricted stock units. Common share equivalents were excluded from the computation of diluted earnings per share for the years ended December 31, 2021 and 2020, because their effect was anti-dilutive.

Weighted average shares of common stock outstanding used in the calculation of basic and diluted earnings per share were as follows:

| | December 31, | |
| --- | --- | --- |
| | 2021 | 2020 |
| Net loss per share, basic and diluted | (0.09 ) | (0.02 ) |
| | | |
| Weighted average shares outstanding: | | |
| Class A common stock | 35,953,017 | 40,071,025 |
| Class B common stock | 7,938,521 | - |
| Total weighted average shares outstanding | 43,891,537 | 40,071,025 |
| | | |
| Antidilutive securities not included: | | |
| Stock options | 6,482,950 | 138,300 |
| Restricted stock grants | 35,000 | - |
| Convertible preferred stock | - | - |
| Total | 6,517,950 | 138,300 |

*Organizational Costs*

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

**NOTE 3 - CASH**

Substantially all of the Company's cash is held in a large, widely recognized bank which is insured by the FDIC and which management considers financially stable and reliable. Cash balance was $1,479,904 and $178,279 as of December 31, 2021 and December 31, 2020, respectively.

**NOTE 4** - **STOCKHOLDERS' EQUITY**

*Common Stock*

In September 2021, the Company filed Amended and Restated Certificate of Incorporation, which, among other things, (a) authorizes 227,000,000 shares of Common Stock, $0.0001 par value per share, of which, (i) 195,000,000 shares shall be designated "Class A Common Stock," $0.0001 par value per share, and (ii) 32,000,000 shares shall be designated as "Class B Common Stock," $0.0001 par value per share, (b) authorize 50,000,000 shares of Preferred Stock, $0.0001 par value per share, and (c) effectuate a ten-for-one (10-for-1) forward split of the Company's Common Stock. All shares amounts have been retroactively adjusted to show the forward split. The Company increased the authorized number of shares under their Stock Incentive Plan from 10,000,000 to 15,000,000.

Each holder of shares of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. Each share of Class B Common Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Company or any transfer agent for such stock, and without the payment of additional consideration by the holder thereof, into one fully paid and nonassessable share of Class A Common Stock. Each share of Class B Common Stock shall automatically, without any further action, convert into one fully paid and nonassessable share of Class A Common Stock upon a transfer of such share, except that if a holder of Class B Common Stock transfers any shares of Class B Common Stock to another holder of Class B Common Stock, then such transfer will not cause the automatic conversion of the transferred shares of Class B Common Stock into Class A Common Stock.

Each holder of shares of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. The holders of shares of Class B Common Stock and Class A Common Stock shall at all times vote together as one class on all matters except when otherwise required under the General Corporation Law of the State of Delaware or the Company's Certificate of Incorporation. Under the Company's certificate of incorporation and bylaws, any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Stockholders do not have cumulative voting rights.

*Preferred Stock*

The Company's board of directors has the authority, without further action by the stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series and to fix the rights, powers, preferences, privileges and restrictions thereof. These rights, powers, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of Class A Common Stock or Class B Common Stock. The issuance of preferred stock could adversely affect the voting power of holders of Class A Common Stock and Class B Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in the Company's control or other corporate action.

*Series A Preferred Stock*

The Company's board of directors has used its authority to designate 612,330 shares of preferred stock as "Series A-1 Preferred Stock," 3,688,700 shares of preferred stock as "Series A-2 Preferred Stock," 658,800 shares of preferred stock as "Series A-3 Preferred Stock," 204,280 shares of preferred stock as "Series A-4 Preferred Stock," 340,000 shares of preferred stock as "Series A-5 Preferred Stock," and 8,000,000 shares of preferred stock as "Series A-6 Preferred Stock," with the rights and terms summarized below. The Company collectively refer to the Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, and Series A-6 Preferred Stock as the "Series A Preferred Stock." The Company created these six series of Series A Preferred Stock with varying original issue prices that correspond to the six different conversion prices of the Company's outstanding SAFEs so that the Company could convert all of their outstanding SAFEs into Series A Preferred Stock with the appropriate original issue price as described below.

*Series A Preferred Stock - Rank*

Each series of Series A Preferred Stock ranks senior to all Class A Common Stock and Class B Common Stock, junior to any other class or series of capital stock of the Company which specifically provides that it will rank senior in preference or priority to the Series A Preferred Stock, on parity with the Company's other authorized classes of preferred stock, and on parity with any class or series of share capital hereafter created, the terms of which class or series are not expressly subordinated or senior to the Series A Preferred Stock, in each case as to distribution of any asset or property of the Company upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

*Series A Preferred Stock - Voting*

Shares of Series A Preferred Stock each have one vote and vote together with the holders of Common Stock on an as-converted basis on all matters for which the holders of Common Stock vote at an annual or special meeting of stockholders or act by written consent, and as otherwise required by law.

*Series A Preferred Stock - Liquidation Rights*

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our company or a "deemed liquidation event" (as defined below), each holder of Series A Preferred Stock then outstanding shall be entitled to be paid out of the cash and other assets of the Company available for distribution to its stockholders, prior and in preference to all shares of Common Stock, an amount in cash equal to the aggregate liquidation preference of all shares held by such holder. The shares have a liquidation preference of an amount per share equal to the greater of (a) the Original Issue Price (as defined below) for such share, or (b) such amount per share as would have been payable had all shares of its series of Preferred Stock been converted into Common Stock immediately prior to a liquidation , dissolution or winding up or a deemed liquidation event (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) plus any accrued and unpaid dividends. If upon any liquidation the remaining assets available for distribution are insufficient to pay the holders of Series A Preferred Stock the full preferential amount to which they are entitled, the holders of Series A Preferred Stock shall share ratably in any distribution of the remaining assets and funds in proportion to the respective full preferential amounts which would otherwise be payable, and our company shall not make or agree to make any payments to the holders of Common Stock. A "deemed liquidation event" means, unless otherwise determined by the holders of at least a majority of each Series A Preferred Stock then outstanding (voting together as a single class on an as-converted basis), (a) a sale, lease or other transfer of all or substantially all of our assets to a non-affiliate of our company, or (b) a merger, acquisition, change of control, consolidation or other transactions or series of transactions in which the Company's stockholders prior to such transaction or series of transactions do not retain a majority of the voting power of the surviving entity immediately following such transaction or series of transactions. The Original Issue Price is $2.00 for the Series A-1 Preferred Stock, $0.17 for the Series A-2 Preferred Stock, $0.17 for the Series A-3 Preferred Stock, $0.09 for the Series A-4 Preferred Stock, $0.10 for the Series A-5 Preferred Stock, and $0.01 for the Series A-6 Preferred Stock.

*Series A Preferred Stock - Dividends*

The Series A Preferred Stock is entitled to receive any dividends or other distributions paid on any shares of common stock. Dividends or distributions, if any, may be paid in respect of the Series A Preferred Stock at the sole discretion of the Company's board.

*Voluntary Conversion*

Each share of Series A Preferred Stock is convertible, without any payment, into a number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing its Original Issue Price by the applicable conversion price, defined as initially equal to the Original Issue Price and subsequently adjusted to reflect the effect of stock splits and combinations, that is in effect at the time of conversion, rounded down to the nearest whole share.

*Automatic Conversion*

Upon (i) the closing of an initial public offering, (ii) the date that the Company or a successor to the Company becomes an issuer with a class of securities registered under Section 12 or subject to Section 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and is subject to the periodic and current reporting requirements of Section 13 or 15(d) of the Exchange Act, or (iii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of a class of Series A Preferred Stock at the time of such vote or consent, voting as a single class on an as-converted basis, or (iv) upon any acquisition, all outstanding shares of such class of Series A Preferred Stock will automatically be converted into shares of Class A Common Stock, at the applicable ratio described above for voluntary conversions, rounded down to the nearest whole share.

*Stock Issuances*

GenesisAI's president was entitled to an annual bonus in the amount of $70,000 under his employment agreement with the Company. He agreed to waive his bonus as partial consideration for the cancellation and exchange of 27,080,000 shares of his Class A Common Stock for the same number of shares of Class B Common Stock.

During the year ended December 31, 2021, the Company issued 5,335,340 of Class A common stock for total proceeds of $3,331,719 to investors via a Crowdfunding portal. During the year ended December 31, 2020, the Company issued 1,271,240 shares of common stock for total proceeds of $286,076 to investors via a Crowdfunding portal.

During the year ended December 31, 2021, the Company amended employment agreements with several employees which resulted in the cancellation of 2,418,000 shares of Class A common stock.

During the year ended December 31, 2021, the Company issued 240,000 restricted stock units (RSUs) of Class A common stock to an advisor for services.  180,000 of the RSUs vested immediately and the remaining 60,000 RSUs vest at a rate of 1/12 per month.  As of December 31, 2021, 205,000 of the RSU's have vested and  $226,730 has been recorded as stock for services.

Activity related to our restricted stock units during the year ended December 31, 2021 was as follows:

| | Number of Units | Weighted Average Grant Date Fair Value |
|---|---|---|
| Total awards outstanding at December 31, 2020 | - | $ - |
| Units granted | 240,000 | $ 1.106 |
| Units Exercised/Released | (205,000) | $ 1.106 |
| Units Cancelled/Forfeited | - | $ - |
| Total awards outstanding at December 31, 2021 | 35,000 | $ 1.106 |

As of December 31, 2021, the remaining unrecognized expense related to the RSUs was $38,710.

*Stock Options*

The Corporation adopted the 2018 Stock Incentive Plan (the "Plan"), pursuant to which the Corporation may grant incentive stock options, non-statutory stock options, and other stock awards for the purchase of an aggregate of 15,000,000 shares of Common Stock as of December 31, 2021.

On December 1, 2020, the Company granted 138,300 stock options under this plan to a consultant.  The stock options had an exercise price of $0.311 and will expire after 10 years. The stock options vest over a four year period with 25% vesting and becoming exercisable on the one year anniversary of the grant date and the remaining stock options vesting at a rate of 1/36 on a monthly basis over the remaining three years.

During the year ended December 31, 2021, the Company granted a total of 6,344,650 stock options under the Plan to various consultants.  The stock options had exercise prices between $1.106 and $2.00 and expire after 10 years. The vesting terms of the stock options are as follows:

- 355,530 stock options vest over a three-year period with 129,230 of the stock options becoming exercisable immediately and the remaining stock options will vest and become exercisable at a rate of 1/36 on a monthly basis over the three year term of the award.
- 676,990 stock options vested immediately on June 2, 2021 which was the grant date.
- 3,253,350 stock options vest and become exercisable at a rate of 1/36 on a monthly basis over the three year term of the award.
- 2,058,780 stock options vest and become exercisable at a rate of 1/48 on a monthly basis over the four year term of the award.

The fair value of options granted for the year ended December 31, 2021 was estimated on the date of grant using the Black-Scholes-Merton Model that uses assumptions noted in the following table.

|  | 2021 |
| --- | --- |
| Expected term (in years) | 10 |
| Expected stock price volatility | 105.3 to 118.1   % |
| Risk-free interest rate | 1.52 to 1.59    % |
| Expected dividend yield | 0 |

During the year ended December 31, 2021, the Company recorded a total of $1,571,517 in stock option expense related to the issuance and vesting of the stock options.  The total remaining unrecognized stock option expense is $4,815,933.

Stock option transactions are as follows:

|  | Shares | Weighted Average Exercise Price | Weighted Average Remaining Term |
| --- | --- | --- | --- |
| Outstanding at January 1, 2020 | - | $       - | - |
| Granted | 138,300 | 0.31 | 10 yrs |
| Exercised | - | - | - |
| Forfeited | - | - | - |
| Outstanding at December 31, 2020 | 138,300 | $      0.31 | 10 yrs |
| Granted | 6,344,650 | 1.14 | 10 yrs |

| | | | | |
|---|---|---|---|---|
| Exercised | - | | - | - |
| Forfeited | - | | - | - |
| Outstanding at December 31, 2021 | 6,482,950 | $ | 1.13 | 9.68 yrs |
| Exercisable at December 31, 2021 | 1,567,840 | $ | 1.09 | 9.68 yrs |

*SAFEs*

Since inception and through December 31, 2020, the Company had raised $843,265 in exchange for several Simple Agreements for Future Equity (collectively, the "SAFEs") and these amounts have been recorded to additional paid-in capital. During the year ended December 31, 2021, $625,021 of the SAFEs were converted into 3,687,994 shares of preferred stock.   As of December 31, 2021, the remaining amounts related to SAFEs was $217,875. On December 16, 2021, the Company's Chief Executive Officer exercised his powers as Designated Lead Investor to amend the conversion terms of SAFEs that were issued in exchange for proceeds of $625,390 to allow for their voluntary conversion by the Company for the amounts of shares of preferred stock that were issuable upon the occurrence of a "Qualified Equity Financing" in accordance with the original SAFE terms. The converted SAFEs were then converted into 3,687,994 shares of Series A-2 Preferred Stock. These shares were granted for no consideration other than the original purchase amounts for the outstanding SAFE instruments. The Company granted these shares to the former SAFE holders pursuant to a private placement exemption from registration requirements

As of December 31, 2021, the remaining balance of SAFEs was $217,875.  The terms of the remaining SAFEs are below.

An amount of $37,625 of the outstanding SAFEs will convert into a number of shares of Safe Preferred Stock equal to $37,625. If there is a Qualified Equity Financing (defined as more than $500,000 worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $3,500,000).

An amount of $15,250 of the outstanding SAFEs from 2019 will convert upon the following terms: If there is a Qualified Equity Financing (defined as more than $300,000 worth  of shares  being purchased)  before the expiration  or  termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $3,500,000).

An amount of $50,000 of the outstanding SAFEs from 2019 will convert upon the following terms: If there is a Qualified Equity Financing (defined as more than $300,000 worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $250,000 }.

In 2019, the Company has raised an additional $66,000 cash in exchange for several Simple Agreements for Future Equity (collectively, the "2019 SAFEs") that were worth $115,000; $49,000 of the SAFEs were issued in exchange for advisory services instead of cash. Upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells preferred stock at a fixed pre-money valuation (an "Equity Financing"), an amount of $115,000 of the outstanding SAFEs will convert into a number of shares of Safe Preferred Stock equal to $115,000. If there is a Qualified Equity Financing (defined as $1,000,000 for $40,000 of the 2019 SAFEs; $1,200,000 for $25,000 of the 2019 SAFEs, $2,000,000 for $50,000 of the 2019 SAFEs worth of shares being purchased) before the expiration or termination of this instrument, the Company will automatically issue to the Investor either : (1) a number of shares of Standard Preferred Stock equal to the Purchase Price divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Price divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap (defined as $7,000,000).

**NOTE 5 - GOING CONCERN**

These financial statements are prepared on a going concern basis. The Company began operations in 2018 and has incurred losses since Inception. Since Inception, the Company has relied on securing shareholder investments and contributions from the founders. As of December 31, 2021, the Company had not yet generated revenues and will likely continue to incur losses until it is able to begin generating revenues sufficient to cover its operating costs. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with additional funding and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

**NOTE 6 – RELATED PARTY TRANSACTIONS**

In March 2020, the Company inadvertently made an overpayment to our CEO of $67,000. The Company and its CEO did not have knowledge of such overpayment until April 2021 and wished to rectify such overpayment by requiring the CEO to repay the Company the amount of the overpayment. In April 2021 we entered into a loan agreement with the CEO relating to the terms of the repayment by the CEO of the overpayment of $67,000. Principal and interest on the $67,000 overpayment loan accrue at a rate of 2% and are due on March 30, 2024, and may be prepaid in whole or in part without penalty.

GenesisAI's president was entitled to an annual bonus in the amount of $70,000 under his employment agreement with the Company. He agreed to waive his bonus as partial consideration for the cancellation and exchange of 27,080,000 shares of his Class A Common Stock for the same number of shares of Class B Common Stock (See Note 4).

**NOTE 7 – PPP LOAN**

On May 21, 2020, the Company received a Paycheck Protection Program loan of $20,832 bearing interest of 1%. Principal and interest must be repaid on a monthly basis for the 2-year term of the loan.  On April 26, 2021, the full amount of the loan was forgiven. The forgiveness has been recorded as other income.

**NOTE 8 - INCOME TAXES**

The Company follows the provisions of ASC 740, "Income Taxes." This standard requires a company to determine whether it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. If the more-likely-than-not threshold is met, a company must measure the tax position to determine the amount to recognize in the financial statements. As a result of the implementation of this standard, the Company performed a review of its material tax positions in accordance with recognition and measurement standards established by ASC 740.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Deferred tax assets and the valuation account are as follows:

| | December 31, 2021 | December 31, 2020 |
|---|---|---|
| Deferred tax assets: | | |
| NOL carryover | $ 630,319 | 203,718 |
| Valuation allowance | (630,319) | (203,718) |
| Net deferred tax asset | $ - | - |

The income tax provision differs from the amount of income tax determined by applying the U.S. federal and state income tax rates of 21% to pretax income from continuing operations for the period ended December 31, 2021.

The components of income tax expense for the years ending December 31, 2021 and 2020 are as follows:

| | December 31, 2021 | December 31, 2020 |
|---|---|---|
| Book loss | $ 799,853 | 152,217 |
| Stock-based compensation | (377,627) | - |
| Gain on forgiveness of PPP loan | 4,375 | - |
| Change in NOL valuation allowance | (426,601) | (152,217) |
| | $ - | - |

The Company currently has no issues creating timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty of the utilization of net operating loss carry forwards, a valuation allowance has been made to the extent of any tax benefit that net operating losses may generate. A provision for income taxes has not been made due to net operating loss carry-forwards of $3,001,519 as of December 31, 2021, which may be offset against future taxable income. No tax benefit has been reported in the financial statements.

The Company did not have any tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company includes interest and penalties arising from the underpayment of income taxes in the consolidated statements of operations in the provision for income taxes. As of December 31, 2021, the Company had no accrued interest or penalties related to uncertain tax positions.

All tax years since inception remain subject to examination by major taxing jurisdictions.

**NOTE 9 - SUBSEQUENT EVENTS**

The Company has evaluated subsequent events from December 31, 2021, through Apri 11, 2022, the date when the financial statements were available to be issued and has determined the following items needed to be disclosed:

- The Company issued 889,538 stock options to and employee at an exercise price of $2.00. The stock options will expire after 10 years and began vesting on January 3, 2022 at a rate of 1/48 on a monthly basis over the four year term of the award.